EXHIBIT 99.2
Media Release
Rio Tinto and Codelco complete Nuevo Cobre exploration joint venture agreement
08 November 2023

TOKYO--(BUSINESS WIRE)-- Rio Tinto has today completed the acquisition of PanAmerican Silver’s stake in Agua de la Falda and entered a joint venture with Corporación Nacional del Cobre de Chile (Codelco) to explore and potentially develop the company’s assets in Chile’s prospective Atacama region.
The acquisition, announced on 1 August 2023, comprises a 57.74% operating stake in Agua de la Falda for $45 million and the grant of net smelter returns royalties. It paves the way for Rio Tinto and Codelco to start its joint exploration project at the asset.
Jakob Stausholm, Rio Tinto Chief Executive, and Maximo Pacheco Chairman, Codelco today met in Tokyo to formalise the new joint venture, which will be known as Nuevo Cobre (New Copper).
Rio Tinto Chief Executive Jakob Stausholm said “Chile is one of the most important sources of the copper and other critical minerals the world needs to deliver the energy transition and achieve net zero. With this partnership, we are bringing together our complementary experience and capabilities. Codelco’s local knowledge and expertise is second to none and we have a global track record in exploration. I am very much looking forward to getting our work on the ground started.”
Codelco Chairman Maximo Pacheco said “This is an unbeatable opportunity for Codelco and Rio Tinto to join our knowledge, experience, strengths and capabilities to accelerate exploration and development of these assets to contribute the copper that the world needs for its energy transition. We are very pleased to formalize this partnership with Rio Tinto and acknowledge our mutual commitment to following the best standards of health, safety, community relations and care for the environment.”
Agua de la Falda has previously been explored for precious metals with minimal modern exploration for copper. Analysis by Rio Tinto Exploration indicates it is prospective for new copper discoveries, which will now be the focus of the joint venture.
The partnership builds on a collaboration agreement between the two companies signed in October 2022, aimed at encouraging innovations and technology to improve safety, productivity and environmental, social and governance (ESG) outcomes in underground mining.

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This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary.

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